Exhibit 21.1
LIST OF SUBSIDIARIES

Direct and Indirect Subsidiaries of Squarespace, Inc.

Name of Entity	Jurisdiction of Incorporation or Organization

Squarespace Ireland Limited	Ireland

Squarespace Domains LLC	Delaware

Unfold Creative, LLC	Delaware

Tock LLC	Delaware

Squarespace UK Limited	United Kingdom

Squarespace Australia Pty Ltd	Australia

Squarespace Netherlands B.V.	Netherlands

Videolicious Poland Sp. z o.o.	Poland